SEC File No. 70-____





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                       FORM U-1

                                     DECLARATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     GENERAL PUBLIC UTILITIES CORPORATION ("GPU")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054

                      (Name of company filing this statement and
                        address of principal executive office)

                         GENERAL PUBLIC UTILITIES CORPORATION
             (Name of top registered holding company parent of applicant)









          T.G. Howson, Vice President        Douglas E. Davidson, Esq.
            and Treasurer                    Berlack, Israels & Liberman LLP
          M.A. Nalewako, Secretary           120 West 45th Street
          GPU Service Corporation            New York, New York 10036
          100 Interpace Parkway
          Parsippany, New Jersey 07054


          _________________________________________________________________
                     (Names and addresses of agents for service)



          ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.



               A.   By Order dated September  23, 1993 (HCAR No. 35-25898),

          the  Commission,  among other  things,  authorized   GPU  Service

          Corporation, a subsidiary service company ("Service Company"), to enter into a Term Loan,  Revolving Credit and Guaranty Agreement,

          dated as  of September  30,  1993 ("FUNB  Loan Agreement"),  with

          First  Union  National  Bank  (successor  in  interest  to  First

          Fidelity Bank, National Association,  New Jersey) ("FUNB") and to

          issue  to FUNB its unsecured  promissory notes maturing not later than September  30, 1998,  representing borrowings  thereunder in the amount of up to $16,500,000 (of which $11,500,000 constituted

          a term loan  and   $5,000,000 a revolving  credit facility  which

          facility  has expired).  The proceeds of the term loan borrowings were  used to  refinance  $11,500,000 of  Service Company's  then outstanding indebtedness  which Service  Company had incurred  to finance  the construction  and equipping  of its  Parsippany, New

          Jersey  headquarters   office  building.  The   revolving  credit

          borrowings  were  to  be  used  for  general  corporate  purposes including capital expenditures.  In its September 23, 1993 Order,

          the   Commission  further   authorized  GPU   to  unconditionally

          guarantee payment of principal  of and interest on the  notes and

          Service Company's other  obligations to FUNB under the  FUNB Loan

          Agreement.



               B.   By Order dated April 24,  1986 (HCAR No. 35-24069), the

          Commission, among  other  things, authorized  Service Company  to issue  to  Aetna  Life  Insurance  Company  ("Aetna") $32,000,000



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          aggregate principal  amount of its secured  notes ("Aetna Loan"),

          maturing not later  than December  31, 2001, secured  by a  first

          lien  and   security  interest  in  Service   Company's  Reading,

          Pennsylvania  office building.   The  proceeds of  such borrowing

          were  used  to  repay  then outstanding  borrowings  incurred  to finance  the construction  and  equipping of  the Reading  office building  and for working capital  purposes.  The  April 24, 1986 order also authorized GPU  to guarantee Service Company's payment of  principal  and  interest  on  and  performance  of its  other obligations with respect to these secured notes.



               C.   At February 1, 1996, the principal amount of borrowings

          outstanding  under  the FUNB  Loan Agreement  and Aetna  Loan was

          $11,500,000 and $19,200,000, respectively.   The Aetna Loan bears

          interest at a fixed rate of 10.87% per annum.  Notes issued under the FUNB Loan Agreement bear interest at fluctuating rates  based upon (i) FUNB's base  rate, or (ii) the London  Interbank Offered

          Rate plus 37.5 basis points and the applicable reserve.



               D.   Service  Company has determined  that market conditions

          are sufficiently  favorable to warrant a refinancing of the Aetna

          Loan  and, possibly, at the same time a refinancing of borrowings

          under  the FUNB  Loan Agreement  as  well.   Accordingly, Service

          Company  now intends, from time to time through February 1, 2006,

          to borrow up to $40,000,000 from one or more commercial  banks or other  institutions  under  one  or more  new  term  loan  and/or revolving  credit  facilities  (each,  a  "New  Loan  Agreement")

          entered into  on  or before  February  1, 2006.    Each New  Loan



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          Agreement would  provide for interest at  negotiated market rates but, in any case, not  in excess of the greater of  (i) 150 basis points  above  the greater  of (a)  the  lending bank's  or other recognized prime rate and  (b) 50 basis points above  the federal funds  rate, (ii)  200 basis  points  above the  specified London

          Interbank  Offered Rate plus  any applicable reserve requirement,

          (iii)  a negotiated  fixed rate  which, in  any event,  would not exceed  300 basis  points above  the treasury  bond rate  with an identical  average  life, or  (iv) a  rate  equal to  the average domestic money bid  rate for certificates  of deposit of  similar maturities,  plus  up  to  100 basis  points  and  any applicable reserve requirement; and would  include other customary terms and conditions.  Loans  under each  New Loan Agreement  would have  a maturity of up  to 20 years  and may be  evidenced by  promissory notes.  Proceeds of borrowings under the New Loan Agreement would be used to repay outstanding borrowings under the Aetna Loan, and may  be  used to  repay  all  or  a portion  of  the  outstanding borrowings under the FUNB  Loan Agreement.  The balance  would be used for working capital and other corporate purposes.



               E.    In order to  enable Service Company to  borrow at more

          favorable  rates and other terms, GPU proposes, from time to time through  February 1, 2006,  to enter into  guaranty agreements in favor of the banks  or other institutional lenders under  the New

          Loan Agreements to unconditionally guaranty payment of principal,

          interest and  Service Company's  other obligations under  the New

          Loan Agreements.





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               F.   GPU submits that all  of the criteria of Rule  54 under

          the Act with respect to the proposed transactions are satisfied.



                         (i)  The  average  consolidated retained  earnings

                    for  GPU and its subsidiaries, as reported for the four

                    most recent quarterly periods in GPU's Annual Report on

                    Form 10-K  for the  year  ended December  31, 1994  and

                    Quarterly Reports  on Form 10-Q for  the quarters ended

                    March  31, 1995, June 30, 1995  and September 30, 1995,

                    as filed under the Securities Exchange Act of 1934, was

                    approximately $1.87 billion.   As of December 31, 1995,

                    GPU had  invested, or committed to  invest, directly or

                    indirectly,  an  aggregate   of  approximately   $189.5

                    million in EWGs and $112 million in FUCOs, representing

                    approximately 16% of such average consolidated retained

                    earnings.    GPU's  aggregate investments  in  EWGs and

                    FUCOs   pursuant   to   all   outstanding   or  pending

                    authorizations   will not at  any time  exceed the  50%

                    limitation in Rule 53.



                         (ii) GPU maintains  books and records  to identify

                    investments in, and earnings from, each EWG and FUCO in

                    which it directly or indirectly holds an interest.  (A)

                    For each  United States  EWG in  which GPU  directly or

                    indirectly holds an interest:












                                   (1)  the  books and records for such EWG

                         will  be  kept  in conformity  with  United States

                         generally accepted accounting principles ("GAAP");



                                   (2)  the  financial  statements will  be

                         prepared in accordance with the GAAP; and



                                   (3)  GPU directly or through its subsid-

                         iaries undertakes to provide the Commission access

                         to such books and records and financial statements

                         as the Commission may request.



                              (B)  For each FUCO or  foreign EWG which is a

               majority-owned subsidiary of GPU:



                                   (1)  the  books  and  records  for  such

                         subsidiary will be kept in accordance with GAAP;



                                   (2)  the  financial statements  for such

                         subsidiary will  be  prepared in  accordance  with

                         GAAP; and



                                   (3)  GPU directly or through its subsid-

                         iaries undertakes to provide the Commission access

                         to   such  books   and   records   and   financial

                         statements, or  copies  thereof in English, as the

                         Commission may request.








                              (C)   For  each FUCO or foreign EWG  in which

               GPU  owns 50% or less of the voting securities, GPU directly or through its subsidiaries  will proceed in good faith,  to the extent reasonable under the circumstances, to cause



                              (1)  such  entity  to   maintain  books   and

                         records in accordance with GAAP;



                              (2)  the financial statements of  such entity

                         to be prepared in accordance with GAAP; and



                              (3) access by  the Commission  to such  books

                         and  records and  financial statements  (or copies

                         thereof) in English as the Commission may  request

                         and, in any event, GPU will provide the Commission

                         on request  copies of  such materials as  are made

                         available to GPU and its  subsidiaries.  If and to

                         the extent  that such  entity's books,  records or

                         financial  statements are not maintained in accor-

                         dance  with GAAP,  GPU will,  upon request  of the

                         Commission,  describe  and quantify  each material

                         variation  therefrom as and to the extent required

                         by  subparagraphs (a)  (2) (iii)  (A) and  (a) (2)

                         (iii) (B) of Rule 53.



                         (iii)   No more than  2% of GPU's  domestic public

               utility  subsidiary  employees  will  render  any  services,





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               directly  or  indirectly, to  EWGs  and FUCOs  in  which GPU directly or indirectly holds an interest.



                         (iv) None of  the provisions  of paragraph  (b) of

               Rule 53 render paragraph (a) of that Rule unavailable:



                              (A)  Neither GPU nor any subsidiary of GPU is

                         the subject of  any pending bankruptcy  or similar

                         proceeding.



                              (B)  GPU's   average  consolidated   retained

                         earnings  for  the   four  most  recent  quarterly

                         periods (approximately  $1.87 billion) represented

                         an  increase  of  approximately  $47  million  (or

                         approximately  2.6%)  in the  average consolidated

                         retained  earnings for the previous four quarterly

                         periods (approximately $1.82 billion).



                              (C) GPU did  not incur operating losses  from

                         direct  or indirect investments  in EWGs and FUCOs

                         in 1994 in excess of 5% of GPU's December 31, 1994

                         consolidated retained earnings.



          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.



               The estimated fees, commissions  and expenses expected to be incurred by GPU in connection with the proposed transactions will be supplied by amendment.



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          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

                    GPU  believes that Sections 6(a),  7 and 12  of the Act

          and  Rules 45 and 54 thereunder are applicable to GPU's guarantee of Service Company's obligations under the New Loan Agreements.



          ITEM 4.   REGULATORY APPROVALS.



               No  state commission  has jurisdiction  with respect  to any aspect of the proposed transactions and, assuming your Commission

          authorizes  and   approves  all  aspects  of   such  transactions

          (including the accounting therefor),  no Federal commission other than your  Commission has jurisdiction with respect to any aspect thereof.



          ITEM 5.   PROCEDURE.



                    It  is requested  that  the Commission  issue an  order

          authorizing  the transactions  proposed  herein  at the  earliest practicable date but in any event not later  than March 31, 1996.

          It  is  further requested  that (i)  there  not be  a recommended decision  by an  Administrative  Law Judge  or other  responsible officer  of  the Commission,  (ii) the  Office of  Public Utility

          Regulation be  permitted  to assist  in  the preparation  of  the

          Commission's  decision,  and (iii)  there  be  no waiting  period between  the issuance of the  Commission's order and  the date on which it is to become effective.



          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.






                    (a)  Exhibits:

                         A         -    None.

                         B-1       -    Form of GPU Guarantee - to be filed
                                        by amendment.

                         C         -    Not Applicable.

                         D         -    Not Applicable.

                         E         -    Not Applicable.

                         F-1       -    Opinion   of  Berlack,   Israels  &
                                        Liberman  LLP  --  to  be  filed by
                                        amendment.

                         F-2       -    Opinion of Ballard Spahr  Andrews &
                                        Ingersoll   --   to  be   filed  by
                                        amendment.

                         G         -    Financial  Data  Schedule --  to be
                                        filed by amendment.

                         H         -    Proposed form of public notice.

                    (b)  Financial Statements:

                         1-A       -    GPU  (Corporate)   Balance  Sheets,
                                        actual   and   pro  forma,   as  at
                                        December  31,  1995,   Consolidated
                                        Statements  of Income  and Retained
                                        Earnings, actual and pro  form, for
                                        the  twelve  months ended  December
                                        31, 1995; pro forma journal entries
                                        -- to be filed by amendment.

                         1-B       -    GPU   and    Subsidiary   Companies
                                        Consolidated Balance Sheets, actual
                                        and pro forma,  as at December  31,
                                        1995,  and Consolidated  Statements
                                        of  Income  and Retained  Earnings,
                                        actual and pro form, for the twelve
                                        months ended December 31, 1995; pro
                                        forma  journal  entries  --  to  be
                                        filed by amendment.

                         2         -    Reference  is   made  to  Financial
                                        Statements in 1-A.

                         3         -    Not Applicable.

                         4         -    None, except as  set forth in Notes
                                        to the Financial Statements.




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          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                    (a)  The proceeds from the issuance and sale of the New

          Notes  will be used by  Service Company to  finance its business.

          As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.



                    (b)  No Federal agency has  prepared or is preparing an

          environmental  impact statement  with  respect  to  the  proposed transactions which are the subject hereof.







































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                                      SIGNATURE

                    PURSUANT  TO  THE  REQUIREMENTS OF  THE  PUBLIC UTILITY

          HOLDING  COMPANY ACT  OF 1935,  THE UNDERSIGNED COMPANY  HAS DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                   GENERAL PUBLIC UTILITIES CORPORATION


                                   By:________________________________
                                        T.G. Howson, Vice President
                                          and Treasurer

          Date:  February 7, 1996